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SEC FILE NUMBER
8- 36654

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRILL SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 WEST 57TH STREET - 16TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT B. BROWN 212-957-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE, (Address) VALLEY STREAM, (City) N.Y. (State) 11580 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 5 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT B. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRILL SECURITIES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

CEO

Title



Notary Public

ALVIN M GLASSER
NOTARY PUBLIC, STATE OF NEW YORK
No. 30-1449750
Qualified in Nassau County
Commission Expires AUGUST 31, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oOo--

F I N A N C I A L   S T A T E M E N T S

OF

BRILL SECURITIES, INC.

DECEMBER 31, 2004

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

INDEPENDENT AUDITOR'S REPORT

Brill Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Brill Securities, Inc. as of December 31, 2004 and the related statements of income, expenses and retained earnings and the statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Brill Securities, Inc. as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with generally accepted auditing principles.

Very truly yours,



GLASSER & HAIMS, C.P.A. P.C.

Valley Stream, N.Y.

February 11, 2005

BRILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

1.	Cash in bank		$ 103,127
2.	Receivables from brokers or dealers		
	A. Clearance accounts	$ 408,030	
	B. Other	166,120	574,150
4.	Securities owned at market value		
	B. Municipal bonds	$ 70,656	
	D. Other securities	197,887	268,543
5.	Securities not readily marketable at estimated face value		56,342
10.	Furniture and equipment (net)		48,422
11.	Other assets		
	Security deposit	$ 51,844	
	Prepaid taxes	19,482	
	Advances receivable	50,676	122,002
12.	TOTAL ASSETS		$1,172,586

LIABILITIES AND OWNERSHIP EQUITY

17.	Account payable, accrued liabilities, expenses, and other	$ 377,881
20.	TOTAL LIABILITIES	$ 377,881
24.	TOTAL OWNERSHIP EQUITY	$ 794,705
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$1,172,586

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE			
1.	Commissions	$ 5,753,425	
2.	Gain from trading accounts	969,643	
7.	Fees	189,077	
8.	Other revenue	135,248	
9.	Total revenue		$ 7,047,393
EXPENSES			
10.	Stockholders, officers salaries and employment costs	$ 836,593	
11.	Other employment costs	4,673,730	
13.	Interest expense	2,044	
14.	Regulatory fees	70,031	
15.	Other expenses	1,457,424	
16.	Total expenses		7,039,822
17.	Net income		$ 7,571
	Retained earnings - January 1, 2004		502,495
	Retained earnings - December 31, 2004		$ 510,066

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE PERIOD JANUARY 1, TO DECEMBER 31, 2004

Balance - January 1, 2004	$ 787,134
Net profit for year	7,571
Balance - December 31, 2004	$ 794,705

BRILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004
INCREASE (DECREASE) IN CASH POSITIONS

CASH FLOWS FROM OPERATING ACTIVITIES

Net profit		$ 7,571
Non-cash items included in net gain		
Depreciation and amortization		1,392
(Increase) decrease in operating assets:		
Receivables from brokers or dealers	$ (60,253)	
Securities owned	(42,674)	
Other assets	(16,747)	
		(119,674)
Increase (decrease) in operating liabilities		
Accounts payable, accrued liabilities, expenses and other	93,125	
		93,125
Net decrease in cash and cash equivalent		(17,586)
Cash - January 1, 2004		120,713
Cash - December 31, 2004		$ 103,127

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Security transactions and the recognition of the related income and expenses are recorded on a settlement date basis, which is generally three business days after trade date for securities transactions and one day after trade date for option transactions. At December 31, 2004 adjustments were made to record all trading account profit and losses to the last trade date.

Securities in trading accounts are carried at market value.

The corporation depreciates fixed assets under the income tax method. Depreciation on assets acquired subsequent to 1986, after the write-off allowed under I.R.C. Section 179, is under the straight line method over 7 years. Leasehold improvements are amortized over 39 years.

NOTE 2 - STOCKHOLDERS' EQUITY - CAPITAL STOCK

Authorized:
- 150,000 shs. - common - par value .10
- 100,000 shs. - preferred - par value .10

Issued:	
10,628 shs. - common	$ 1,062.80
Amount paid in over par value	283,575.92
RETAINED EARNING	
Balance - December 31, 2004	510,066.04
	$ 794,704.76

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The corporation's operations are conducted in leased premises.

The lease at 152 West 57th Street expires December 31, 2006. The rent, exclusive of escalation, for the year ended December 31, 2005 is $190,216, and $190,216 for the balance of the lease.

In addition to the premises at 152 West 57th Street, corporation operates from twelve branch offices which are maintained by the account executive who operates in each such office. The corporation maintains that it has no liability for any rent for these offices.

We have been advised of the following actions against the Company at this time.

There is an action for money damages in Superior Court State of New Jersey demanding compensatory damages in the amount of $485,000.00 and an unspecified amount of punitive damages. The complaint alleges that the plaintiff is suffering from diminished mental capacity resulting in June 2002 to an order of conservatorship and letters of guardianship issued. Eight months prior to this he transferred into Brill an account valued at approximately $500,000.00, which diminished to $15,000.00 largely as a result of active trading in technology holdings on margin.

The registered representative, who is named in the case, and who is no longer employed by Brill, has not been served with a summons and complaint. Brill has turned this matter over to their insurance carrier under their 1 million dollar error and omission policy, which would not cover any punitive damage award.

The attorneys feel that if it proceeds to a jury verdict there is a substantial possibility of a jury award, however since it is in the early stages it is difficult to give a precise evaluation at this time.

There is an action against Brill Securities, Walter Marino and several other parties alleging unauthorized and unsuitable trading in the IRA account of claimant, ROBERT THEOFIELD, during a period in which Mr. Marino was associated with Brill. The claim alleges losses in the amount of $79,000.00 in the account. The claim alleges that the account was excessively traded and Marino recommended speculative and risky stocks. The customer's new account application listed his investment objective as short term trading. It indicated he was a 67 year old retiree, with an approximate income of $50,000.00 and a net worth of $250,000.00. This case was settled within the policy limits.

The matters Crawford v. Chambers and Brill Securities, Inc., and Connolly v. Brill Securities, Inc. and Chambers, referred to in the prior year's report have been settled during 2004, with the Corporation paying an aggregate of $25,900.74 to resolve these matters.

There is an investigation by the New York Stock Exchange's (NYSE) Division of Enforcement into matters arising during the period the Corporation was a member of the NYSE. The investigation primarily concern's the Corporation's supervision of its floor business and its maintaining a records in connection therewith. We have been advised by counsel that matters will be settled without admitting or denying the allegations and the payment of a fine of $70,000.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Security Dealers, the firm is subject to rule 15c3-1 of the securities and Exchange Commission with specific uniform minimum net capital firm's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2004 the firm's net capital ratio was .74 to 1 and its net capital exceeded requirements by $409,646.

BRILL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004

1.	Total ownership equity		$ 794,705
6.	Deductions		
	A. Non-allowable assets		
	Furniture and equipment	$ 48,422	
	Other assets	122,002	
	Securities	56,342	226,766
8.	Net capital before haircuts		$ 567,939
9.	Haircuts		
	Municipal bonds (7%)	$ 4,946	
	Other securities	29,683	
	Undue concentration	21,164	55,793
10.	Net capital		$ 512,146

COMPUTATION OF BASIC NET CAPITAL

11.	Minimum net capital - 6 2/3% of Line 19	$ 25,205
12.	Basic net capital	$ 102,500
13.	Net capital requirement	$ 102,500
14.	Excess net capital	$ 409,646
15.	Excess net capital @ 1000% -(line 10 less 10% of line 19)	$ 474,358

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness	$ 377,881
19.	Total aggregate indebtedness	$ 377,881
20.	Percentage of aggregate indebtedness to net capital	74%

BRILL SECURITIES, INC.
DECEMBER 31, 2004

COMPUTATION OF DIFFERENCE OF NET CAPITAL BETWEEN CORPORATION FOCUS AND AUDITED REPORT

Net capital per corporation's focus	$ 512,464
Adjustments	
Accrued expenses not on books	(313)
Haircut adjustment	(5)
Net capital per audit report	$ 512,146

BRILLL SECURITIES, INC.

DECEMBER 31, 2004

EXEMPTION PROVISION UNDER RULE 15c3-3

Exemption from rule 15c3-3 is claimed under section k(2)ii.

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.
(516) 568-2700

February 11, 2005

BOARD OF DIRECTORS
BRILL SECURITIES, INC.

In planning and performing our audit of the financial statements of BRILL SECURITIES INC. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(k)(2)(b). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Glasser & Haims CPA. P.C.

GLASSER & HAIMS, CPA, PC
Valley Stream, N.Y. 11580